January 23, 2025

Chris Kim
Chief Executive Officer and Director
Iris Parent Holding Corp.
6 Centerpointe Drive #625
La Palma, California 90623

       Re: Iris Parent Holding Corp.
           Post-Effective Amendment No. 2 to Registration Statement on Form S-4 Filed January 16, 2025
           File No. 333-275409
Dear Chris Kim:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2024 letter.

Post-Effective Amendment No. 2 to Registration Statement on Form S-4 Summary of the Proxy Statement/Prospectus, page 1

1. We note your response to prior comment 5 and we reissue the comment in part. Please provide an explanation on why the TDT license agreement was terminated. Conditions to Each Party's Obligations, page 4

2. We note your response to prior comment 8 and we reissue the comment in part. Please revise to disclose whether the acknowledgement from Viral Gene has been received and, if not, include a risk factor addressing the risks that would arise if Iris waives the condition that the acknowledgement be received prior to closing. January 23, 2025
Page 2
Signatures, page II-5

3. Please indicate parenthetically who is signing the post-effective amendment to the registration statement in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer. Refer to Instruction 1 to
       Signatures on Form S-4.

       Please contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Chauncey M. Lane, Esq.